VANC Pharmaceuticals Inc. Management’s Discussion & Analysis

For the year ended

December 31, 2017

This Management Discussion and Analysis (“MD&A”) of VANC Pharmaceuticals Inc. (“VANC”, the “Company”, “we”, “us” or “our”) for the year ended December 31, 2017 and is as on April 30, 2018. This MD&A should be read in conjunction with the audited financial statements of the Company for the year ended December 31, 2017 and the related notes thereto.

Our financial statements are prepared in accordance International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). This MD&A contains “forward-looking statements” and the non-GAAP performance measures that are subject to risk factors set out in a cautionary note contained herein.

All amounts are expressed in Canadian dollars unless otherwise indicated.

Additional information about VANC Pharmaceuticals Inc. can be found on the SEDAR website (www.sedar.com)

and on the Company’s website (www.vancpharm.com).

Forward Looking Statements

This MD&A contains or incorporates forward-looking statements within the meaning of Canadian securities legislation (collectively, “forward-looking statements”). These forward-looking statements relate to, among other things, revenue, earnings, changes in cost and expenses, capital expenditures and other objectives, strategic plans and business development goals, and may also include other statements that are predictive in nature or that depend upon or refer to future events or conditions, and can generally be identified by words such as “may”, “will”, “expects”, “anticipates”, “intends”, “plans”, “believes”, “estimates” or similar expressions. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances are forward-looking statements. These statements are not historical facts but instead represent only VANC’s expectations, estimates and projections regarding future events.

Although the Company believes the expectations reflected in such forward-looking statements are reasonable, such statements are not guarantees of future performance and involve certain risks and uncertainties that are difficult to predict. Undue reliance should not be placed on such statements. Certain material assumptions are applied in making forward-looking statements and actual results may differ materially from those expressed or implied in such statements. Known and unknown factors could cause actual results to differ materially from those expressed or implied in the forward-looking statements. Important assumptions, influencing factors, risks and uncertainties are referred to in the body of this MD&A, in the press release announcing the Company’s financial results for the year ended December 31, 2017 and 2016 in VANC’s annual and interim financial statements and the notes thereto. These documents are available at www.sedar.com.

The forward-looking statements contained in this MD&A are made as at the date of this MD&A and, accordingly, are subject to change after such date. Except as required by law, VANC does not undertake any obligation to update or revise any forward-looking statements made or incorporated in this MD&A, whether as a result of new information, future events or otherwise.

OVERVIEW

2017 was a transformative year for VANC, as we continued on our mission to become the partner of choice for forward-thinking pharmacies across Canada. Key personnel changes and strategic partnerships and acquisitions have positioned VANC to grow beyond generics to provide pharmacists with innovative, value-added products and services to support their evolving business models and expanding role as front-line healthcare providers.

The Board of Directors and Management team made the strategic decision to wind down our generic portfolio. Emerging opportunities in new healthcare sectors and the diminished ability to profit from generic sales drove this decision. Our existing products and services will receive increased resources, with additional resources allocated to the development of products and services that offer unique value to pharmacists, their patients, and consumers.

The recently announced strategic partnership with Emerald in April 2018 enables VANC to compete in the emerging medical cannabis sector with a line of endocannabinoid enhancers and with the potential to distribute medical cannabis to pharmacies if that avenue of sales is legalized as a result of current industry sector dialogue with the government of Canada. The concomitant investment in VANC by Emerald further reinforces the ongoing commitment by both companies to establish a fruitful and expanding partnership in this area.

The shift in focus has allowed us to significantly streamline our sales force and engage with sales brokers across Canada. We now have 7 sales representatives in Western Canada, 12 in Ontario, 18 in Quebec, and 7 in Atlantic Canada. These agreements, predominantly commission based, come at a far lower cost and provide greater coverage than our previous model utilizing national sales directors. With a renewed focus on high-margin OTC/BTC product development, in addition to our recently announced partnership with Emerald Health, we anticipate generating increased sales and profitability in this division in 2018.

In April 2018 VANC entered into a definitive agreement to acquire the Corozon Platform (“Platform”), which is designed to provide front line community pharmacists with the knowledge and tools to implement practice change and enhance their professional service programs. It is the first online service of its kind in Canada, addressing the lack of infrastructure to support pharmacy program and service delivery.

The Platform offers a variety of functionalities including e-learning, e-commerce and potentially promotional modules. Its capabilities ideally position it to be an educational tool and, importantly, a distribution channel for a number of VANC products including those the company will distribute for Emerald. These capabilities ideally position it to serve as an anchor for this pillar of the business, supporting pharmacies with information and products. Closing of the acquisition is subject to customary closing conditions, including receipt of TSX Venture Exchange approval.

The completion of the acquisition of HealthTab Inc. (“HealthTab”) in December 2017 allowed VANC to enter the health technology sector. HealthTab will be the core of the other pillar of VANC, focused on point of care pharmacy screening tests for consumers and patients, with the ultimate goal of empowering pharmacists and pharmaceutical companies with innovative products, services and information to optimize patient health.

HealthTab systems have already been launched with strategic community pharmacy partners in BC and Ontario. Furthermore, commitments for additional deployments have been secured and are scheduled in Q2 2018. In addition, we are currently in discussions with various private and public entities regarding programs utilizing the HealthTab platform for patient health monitoring.

The Emerald investment and licensing and the HealthTtab and the entering into the definitive agreement for the acquisition of the Corozon Platform represent significant first steps in repositioning VANC as it evolves to be a more dominant player in providing pharmacists with products and services which empower them to be leading providers of cognitive pharmaceutical services to patients.

Generic Pharmaceuticals

Industry Trends

The generic pharmaceutical industry in Canada has undergone a significant shift since the first provincial generic pricing policies were implemented in 2010. While Canada was determined to have the third highest rate of generic drug use and second highest per capita spending on generics among OECD countries in 2016, there has been strong downward pressure on generic prices due to pricing regulations. Allowable generic prices as a percentage of brand name price has steadily decreased, in addition to a growing list of molecules subject to price regulation by the pan-Canadian Pharmaceutical Alliance (pCPA) since 2013. In January 2018, it was announced that as of April 1, 2018 the prices of 68 of the most commonly prescribed drugs comprising 174 dosage forms would be subject to pricing of either 10% (20 molecules, 60 dosage forms) or 18% (48 molecules, 114 dosage forms).

In addition to government regulated pricing arrangements, pharmacy buying groups and banners, responsible for the majority of generic purchasing decisions in Canada, offer an annual formulary submission process to generic manufacturers which is the functional equivalent of tendering. This leads to further compression of margins and, when combined with price regulation, has created a generic marketplace where opportunities for profitability by manufacturers are limited. As many community pharmacy business models were built around revenue derived from these generic pricing negotiations with manufacturers, these recent developments have also had a direct impact on the bottom line at the pharmacy level. This has led to increased need within the pharmacy profession to expand clinical service offerings and develop new revenue streams such as services based on our HealthTab platform.

Product Portfolio

In Q4 2017, VANC participated in the Request for Proposal (RFP) process for two national pharmacy chains, submitting proposals comprising 89 DIN products and 2 NPN products. The goal of these submissions was to assess price competitiveness, thus molecules were submitted on a low-margin, cost-recovery basis. If successful, the volumes generated by securing these formulary listings would have enabled VANC to work with manufacturing partners for better pricing and supply times, as well as supply other pharmacy partners. VANC was unsuccessful in securing formulary listings given current industry instability.

Subsequent to the implementation of aforementioned pCPA pricing changes on April 1, 2018, 33 of VANC’s licensed products are now restricted to 10% of brand name pricing, with another 34 set at 18% of brand name. Combined with the feedback from the fall formulary submissions, management has concluded that there is limited opportunity to derive any significant profits from our current generic portfolio, and has commenced winding down supply of existing molecules. In addition, product development and regulatory work related to the agreement announced in June 2016 to file two new abbreviated new drug submissions has ceased.

With limited ongoing regulatory affairs work required, we have now eliminated the full-time position and transitioned to a regulatory consultant to assist us in transitioning our generic portfolio in a compliant and cost-effective manner. We are currently in discussions with our manufacturing partners to transition our licensed DINs to Dormant status and keep the agreements in place, potentially allowing us to resume production and capitalize on future opportunities that may arise if the marketplace, however some DINs may be cancelled if agreements cannot be secured. Current inventory will continue to be sold, however write downs of expired stock are expected throughout

2018.

Non-Prescription Products

Management is currently reviewing our existing product portfolio to maximize profitability and growth potential, as well as assessing brand considerations with Lampyon. Regulatory and market research has commenced for new products, with key opportunities identified and proposals being considered.

Hema-Fer

Hema-Fer, VANC’s flagship heme iron supplement, received an updated Class-III approval from Health Canada in Q3 2017 which included an indication for use in pregnancy. Subsequent to this development, management undertook the following initiatives to increase brand presence and market share:

•Healthcare Provider Detail Aids – Materials were redeveloped and submitted to the Pharmaceutical

Advertising Advisory Board for voluntary pre-approval in Q4 2017 (approved Q2 2018).

•Hema-Fer Microsite – Completed development in Q1 2018, currently undergoing final approval and will be launched in conjunction with the Amazon webstore in Q2 2018.

•Physician Samples – Redeveloped with new packaging that halved the production cost, allowing for substantially increased presence in physician offices. Currently in production, with distribution expected to commence in Q2 2018.

•Amazon Webstore – Administrative work is complete, Q2 2018 launch is pending final approval of the

Hema-Fer Microsite.

With these efforts, in addition to expanding our sales coverage using broker agreements, management expects

Hema-Fer sales to continue to grow in 2018.

INSTI

VANC has an ongoing distribution agreement with the Richmond-based manufacturer of INSTI® HIV-1/HIV-2 antibody tests, BioLytical Laboratories. The agreement gives VANC an exclusivity period to distribute INSTI® tests to Canadian community pharmacies. During 2017 and 2018, focus has been on promoting INSTI®, product launches, and helping to organize support for pharmacies who wish to carry the test. We have accomplished the following to date:

•VANC engaged the Corozon Consulting learning platform to host a customized training module and province-specific starter kit for pharmacies offering point-of-care HIV testing;

•INSTI® tests were launched with the United Pharma Group in Ontario and Nova Scotia in December 2017;

•Lampyon Marketing and Creative Agency was engaged to undertake rebranding and editing of all the INSTI® training documents which now includes conference cards, advertisements for pharmacies and a quick-start binder;

•A draft Professional Practice Policy (PPP) on how to provide point-of-care HIV testing in community pharmacies has been submitted for discussion to the College of Pharmacists of BC;

•We are coordinating with BioLytical Laboratories for an application to have the INSTI® test covered by the federal Non-Insured Health Benefits (NIHB) Drug Benefit list.

CortiVera-H & SennAce

CortiVera-H (hydrocortisone 1%) cream and SennAce (sennosides 8.6mg) tablets are packaged in sizes designed to be sold for prescription use (454g jar and 500 tab bottle respectively). We continue to work towards inclusion on provincial drug formularies, with all outstanding submissions expected to be completed in Q2 2018. This is anticipated to allow for increased pharmacy sales, and our sales brokers are currently working to build sales for this product in markets where these products are currently reimbursed.

CortiVera & CortiVera Plus

We continue to market our CortiVera (aloe vera/hydrocortisone 0.5%) & CortiVera Plus (aloe vera hydrocortisone 1%) creams and ointments to pharmacies as premium, made in Canada products. We anticipate the expansion of our sales brokers agreements will result in increased sales of all 4 SKUs in 2018.

Ferrous Fumarate

VANC has received a series of Health Canada approvals for ferrous fumarate tablets and capsules, previously named Van-Fer and Hb-Plus, recently renamed in October 2017 to Van-Ferrous Fumarate tablets and FumaraFer capsules. Manufacturing was scheduled to commence in Q4 2017, with launch in Q2 2018. Upon final review prior to sign-off, it was determined that the strength of these products needed to be adjusted in order to be competitive in the marketplace. We engaged our regulatory consultant to file the necessary amendments in Q1 2018, and are currently awaiting a decision by Health Canada. The outcome of this decision will determine whether a product launch is viable, at which point we will include an update in our quarterly filings.

Endo Bliss, Endo Brain, Endo Calm, Endo Inflame, Endo Sleep

Emerald Health Bioceuticals has formulated a condition specific line based on their proprietary PhytoCann® Complex, a blend of non-cannabis phytocannabinoids, along with other proven ingredients that support the endocannabinoid system. As announced April 2018, VANC has secured a distribution agreement to market these products to Canadian pharmacies once they receive Health Canada NPNs. The submission process is underway, with expected approval in H2 2018, at which point we will be launching with our sales brokers.

HEALTHTAB INC. ACQUISITION

The acquisition of HealthTab was finalized in Q4 2017, and work is underway to deploy systems nationally with strategic partners. VANC’s vision for the HealthTab platform significantly expands on previous delivery models, and management has established many opportunities to derive revenue from the HealthTab platform and associated data analytics. Discussions have been initiated with potential partners for funded models, with initial feedback positive and follow-up meetings scheduled. Announcements will be forthcoming once planning is complete or partnerships are established.

2017 CORPORATE UPDATE

•On June 26, 2017, the Company closed a private placement and issued 4,408,659 units at a price of $0.15 per unit for gross proceeds of $661,299. Each unit consisted of one common share and one share purchase warrant entitling the holder thereof to acquire additional common share of the Company at a price of $0.20 per share until June 26, 2022. The Company paid finder’s fees of $7,200 in cash and issued 48,000 finder’s warrants valued at $8,210. The finder’s warrants are exercisable to purchase one common share of the Company at $0.20 per share until June 26, 2022.

•On August 3, 2017, the Company closed a private placement and issued 1,326,667 units at a price of $0.15 per unit for gross proceeds of $199,000. Each unit consisted of one common share and one share purchase warrant entitling the holder thereof to acquire additional common share of the Company at a price of $0.20 per share until August 3, 2022.

•On November 27, 2017, the Company closed a private placement and issued 4,850,000 units at a price of

$0.15 per unit for gross proceeds of $727,500. Each unit consisted of one common share and one share purchase warrant entitling the holder thereof to acquire additional common share of the Company at a price of $0.20 per share until November 27, 2022. The Company paid finder’s fees of $3,300 in cash and issued

22,000 finder’s warrants valued at $3,404. The finder’s warrants are exercisable to purchase one common share of the Company at $0.20 per share until November 27, 2022.

•On December 8, 2017, the Company issued 1,274,000 common shares related to 1,274,000 warrants with an exercise price of $0.20 being exercised for gross proceeds of $254,800.

•On December 15, 2017, the Company issued 1,000,000 common shares related to 1,000,000 warrants with an exercise price of $0.20 being exercised for gross proceeds of $200,000.

•The Company hired Mr. Mark Kunzli as Executive Vice President. Mr. Kunzli is a double alumnus of the University of British Columbia with a Bachelor of Science in Pharmacy and an Executive MBA in Health Care from the Sauder School of Business.

•The Company appointed Mr. Sherif Guorgui to the Company’s Board of Directors. Mr. Guorgui is a third- generation pharmacist with extensive experience in various pharmacy sectors; such as retail, specialty, regulatory, industry, government and professional affairs.

•The Company appointed Mr. Alan Arnstein to the Company’s Board of Directors. Mr. Arnstein previously worked for the Katz Group  Canada where he oversaw the development of the Medicine Shoppe from

28 stores to 175 stores (corporate and franchised) before the successful sale to McKesson Canada.

•The Company appointed Dr. Robert Sindelar to the Company’s Board of Directors. Dr. Sindelar is a Professor, Faculty of Pharmaceutical Sciences, University of British Columbia (UBC) and an advisor, External Relations to the Centre for Health Evaluation & Outcomes Sciences, Providence Health Care Research Institute and UBC.s

•The Company appointed Mr. Dong Shim as Chief Financial Officer of the Company. Mr. Shim is a member of the Chartered Professional Accountants of British Columbia and has served as an audit partner on numerous audit engagements with a mid-size firm located in Vancouver, British Columbia.

RESULTS OF OPERATIONS – YEAR ENDED DECEMBER 31, 2017

Revenue

The Company is continually developing the sales of its generic and OTC products. The gross revenue was in amount of $1,617,083 for the year ended December 31, 2017 (2016: $2,461,933). Net sales were in amount of

$537,714 for the year ended December 31, 2017 (2016: $1,013,690) after deducting the cost of customer marketing and promotional incentives of $1,079,369 (2016: $1,448,243) for the year ended December 31, 2017.

The Company’s generic products portfolio forms about 75% of the gross revenue. Intense competition in this segment leads to lower margins. Currently we are selling to pharmacy chains and independent pharmacies. The Company is reviewing generic portfolio to market high margin products and at the same time striving to improve margins with our vendors.

The Company’s sale of higher margin OTC products is showing better acceptance within the medical community. Company’s OTC products are listed in the largest distributor in Canada. There has been a positive trend in the sale of OTC product from quarter to quarter.

Manufacturing

The Company does not have its own manufacturing facilities and currently relies, and expects to continue to rely, on the third-party manufacturers of the product. The Company has various agreements in place to manufacturer its OTC products.

Other Operating Expenses

Management improved the disclosure on expense classification to monitor separate activities cost. Selling and Marketing expenses include all expenses related to sales personnel, selling and marketing, and distribution costs. Product registration and development includes all expenses related to acquiring new drugs, scientific consulting, regulatory fees and regulatory personnel. General and administrative cost includes expenses associated with running the day-to-day operations of the business.

Product Registration and Development Expenses

Product Registration and Development cost consists of the product registration, in-licensing, renewal of licenses, other regulatory fees and regulatory personal salaries and consulting fees for the total of $242,303 for the year ended December 31, 2017 (2016: $208,784). We currently have one full-time regulatory personnel and one senior regulatory consultant doing the product filings process with Health Canada and other regulatory agencies to support the increased level of OTC and generic product lines.

Sales and Marketing Expenses

Sales and marketing expenses in the amount of $696,161 for the year ended December 31, 2017 (2016:

$663,822). Which consist of sales personnel payroll cost of $335,920 for the year ended December 31, 2017 (2016: $329,091); marketing and advertising costs in relation with the promotion of generics and OTC products to the market in amount of $178,058 for the year ended December 31, 2017 (2016: $105,658), logistics and distribution cost of $102,948 for the year ended December 31, 2017 (2016: $161,304) and sales force travel and customer relations expenses of $79,235 for the year ended December 31, 2017 (2016: $67,769).

The efficiencies in the Selling and Marketing expense compared to prior periods is due to restructuring and further optimization of the Sales Force department. The Company provides free samples of OTC products as a part of market awareness strategy. The company is providing professional use only samples of the OTC products to medical doctors as part of our market awareness strategy. The total cost of the free samples is in the amount of

$14,245 for the year ended December 31, 2017 was reported as part of marketing and advertising expense.

General and administrative expenses	Year ended December 31, 2017	Year ended December 31, 2016
	$	$
Management and consulting fees	192,621	242,667
Payroll	79,847	122,330
Bad debt	62,930	99,000
Investor relations	7,174	70,332
Office maintenance	180,984	55,168
Legal, audit and accounting	279,097	61,409
Travel	41,246	34,020
Insurance	34,573	34,453
Seminars and conferences	-	445
Rent	49,229	46,050
Filing and registration fees	74,898	62,130
Amortization	13,854	14,668
Bank service charges	2,480	1,330
Foreign exchange	3,630	(3,210)
	1,022,563	840,792

The decrease in payroll expenses in 2017 compared to 2016 was mainly due to the turnover of employees. The Company designated one of its employees to a consultant in 2017. Also, the Company hired a new interim CFO in 2017 which resulted in a significant cost savings.

The investor relations in 2017 was $7,174 compared to $70,332 in 2016. The Company’s focus was on the overhaul of internal controls, systems and processes. Management believes that the investor relations contracts in 2016 were not highly effective and unnecessary at this time.

The legal fees increased significantly in 2017 as a result of the proxy fight at the 2017 Annual General Meeting. The level of general and administrative expenses did not fluctuate significantly in comparison to the previous periods. All the General and Administrative expenses are in line with the normal course of business operations.

Share-based compensation

Share-based compensation of $311,389 were recognized during the year ended December 31, 2017 (2016:  $922,922) for stock options vested during the current year. Options issued to directors and officers of the Company vested immediately, while those issued to consultants vest over one year.

Inventory Write Down provision

Inventories are stated at net realizable value. The Company periodically reviews the value of items in inventory and provides write-downs or write-offs of inventory based on its assessment of market conditions. Write-downs and write-offs are charged to Other Expense. During the year ended December 31, 2017, the Company experienced total write-downs and write-offs of $745,977 (2016: $291,794).

SELECTED ANNUAL FINANCIAL INFORMATION

The following table sets forth selected consolidated data for the year ended December 31, 2017, 2016 and stub year ended December 31, 2015.

	Year ended December 31 2017	Year ended December 31 2016	Year ended December 31 2015
Statement of operations data:	$	$	$
Gross revenue	1,617,083	2,461,933	561,344
Net sales	537,714	1,013,690	150,754
Comprehensive loss	(2,736,717)	(2,613,904)	(1,190,414)
Basis and diluted loss per share	(0.15)	(0.18)	(0.09)
Statement of financial position:
Total assets	2,900,186	2,275,335	3,493,205
Total current liabilities	402,089	357,342	246,230

QUARTERLY FINANCIAL INFORMATION

The following table highlights selected unaudited consolidated financial data for each of the eight most recent quarters that, in management’s opinion, have been prepared on a basis consistent with the audited consolidated financial statements for the year ended December 31, 2017. These results are not necessarily indicative of results for any future period and you should not rely on these results to predict future performance.

Quarter Ended	Dec 2017	Sept 2017	Jun 2017	Mar 2017	Dec 2016	Sept 2016	Jun 2016	Mar 2016
	$	$	$	$	$	$	$	$
Gross revenue	261,309	523,088	645,078	187,608	437,625	639,472	455,086	929,750
Net sales	112,537	124,442	180,249	120,486	11,295	399,311	132,186	470,898
Gross profit	51,300	78,334	46,738	70,471	(124,446)	178,857	46,019	202,348
Other operating expenses	613,189	570,502	406,434	336,069	519,493	393,471	393,887	395,115
Write-down of inventories	298,260	56,359	51,138	340,220	291,794	-	-	-
Share-based compensation	133,896	51,460	9,059	116,974	67,351	99,567	239,942	516,062

Net Loss	994,045	599,987	419,893	722,792	1,003,083	314,181	587,811	708,829
Loss/Share	(0.04)	(0.03)	(0.03)	(0.05)	(0.07)	(0.03)	(0.04)	(0.04)
Total Assets	2,900,186	1,411,412	2,206,409	1,653,750	2,275,335	3,207,417	3,382,698	3,716,744

The Company commenced to commercialize its generic and OTC products during the second half of 2015.

LIQUIDITY AND CAPITAL RESOURCES

The Company’s operations have been financed through the issuance of common shares. The Company commenced to commercialize its generic and OTC products during the second half of 2015 but has not been able to generate positive cash flows from its operating activity yet. Management anticipate that additional financings or capital requirements to fund the current commercial operations and working capital will be required to grow the business to a sustainable level.

Cash flows Sources and Uses of Cash:
	Year Ended	Year Ended
	December 31, 2017	December 31, 2016
Cash used in operating activities	$ (1,767,296)	$ (2,064,090)
Cash used in investing activities	(132,552)	(6,340)
Cash provided by financing activities	2,032,099	362,000
Cash and Cash Equivalents, closing balance	559,733	427,482

There is an overall cash inflow of $132,251 for the year ended December 31, 2017 compared to cash outflow of

$1,708,430 in comparable period in 2016. This improvement has been achieved through the Company closing several private placements by issuing 10,585,326 units at $0.15 per unit for gross proceeds of $1,587,799, net of share issue costs of $10,500 and streamlining of the operations and strategic planning.

Funding Requirements

Management devotes financial resources to the Company’s operations, sales and commercialization efforts, regulatory approvals and business development. The Company will require cash to support working capital.

The future funding requirements will depend on many factors including:

-the extent to which we will be commercially successful in launching our new OTC and Generic products

-to the extent of liquidation of the existing inventory of Generics and OTCs

-the size, cost and effectiveness of  our sales and marketing program, distributions and marketing arrangements.

As at December 31, 2017, the Company had working capital of $1,272,259 (2016: $1,876,976). We believe that our cash on hand, the expected future cash inflows from the sale of our products, net proceeds from the warrants exercised, if any, may not be sufficient to finance our working capital within the next 6-9 months. If our existing cash resources together with the cash we generate from the sales of our products are insufficient to fund our working capital, operational needs, we may need to sell additional equity or debt securities or seek additional financing through other arrangements.

DISCLOSURE OF OUTSTANDING SHARE DATA

The following table summarizes the Company’s outstanding share capital as at report date:

Reporting date
Common Shares	31,332,123
Stock Options	2,770,000
Stock Warrants	8,820,129

COMMITMENTS AND AGREEMENTS

Leased premises

The Company has entered into contracts for leased premises, which expire in 2018. In September 2017, the Company extended the lease. Total future minimum lease payments under these contracts are as follows:

December 31, 2017
$
Within 1 year	38,447
2 – years	83,560
122,007

CRITICAL ACCOUNTING POLICIES AND SIGNIFICANT ESTIMATES

Our audited consolidated financial statements are prepared in accordance with IFRS. These accounting principles require the Company’s management to make estimates, judgments and assumptions that affect amounts reported in the consolidated financial statements and accompanying notes to the consolidated financial statements. The Company’s management reviews these estimates and underlying judgments on an ongoing basis, based on experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Revisions to estimates are adjusted for prospectively in the year in which the estimates are revised. Actual results may differ from these estimates under different assumptions or conditions. Significant areas requiring management estimates include accounting for amounts recorded in connection recoverability of inventories, reporting of revenue recognition, bad debt and doubtful accounts, income taxes, accounting for stock-based compensation expense, and commitments and contingencies.

The significant accounting policies that we believe are the most critical in fully understanding and evaluating our reported financial results include revenue recognition, stock-based compensation and fair value measurements of financial instruments. These and other significant accounting policies are described more fully in Note 2 and

3 of our annual consolidated financial statements for the year ended December 31, 2017.

Inventory valuation

The Company estimates the net realizable values of inventories, taking into account the most reliable evidence available at each reporting date. The future realization of these inventories may be affected by regulatory changes or other market-driven changes that may reduce future selling prices. In determining net realizable value, the Company considers such factors as turnover, historical experience, expiry dates and shelf life of the products. A change to these assumptions could impact the Company’s inventory valuation and gross margin. Provision is calculated based on the expiry date. The Company attempts to sell products with short shelf life with significant rebates. Any unsold products with short shelf life and expired products are written-off.

Revenue recognition

Revenues are recognized when the risks and rewards of ownership have passed to the customer based on the terms of the sale, collection of the relevant receivable is probable, evidence of an arrangement exists and the sales price is fixed or determinable. Risks and rewards of ownership pass to the customer upon successful completion of shipment of pharmaceuticals. Provisions for sales discounts, incentives, and rebates and returns are made based upon historical experiences.

Useful lives of depreciable assets

The Company reviews its estimate of the useful lives of depreciable assets at each reporting date, based on the expected utilization of the assets. Uncertainties in these estimates relate to technical obsolescence that may change the utilization of certain equipment.

Intellectual property

The recoverability of the carrying value of the intellectual property is dependent on successful development and commercial stage to the point where revenue is possible. The carrying value of these assets is reviewed by management when events or circumstances indicate that its carrying value may not be recovered. If impairment is determined to exist, an impairment loss is recognized to the extent that the carrying amount exceeds the recoverable amount.

Share-based payments

The Company grants share-based awards to certain directors, officers, employees, consultants and other eligible persons. For equity-settled awards, the fair value is charged to the statement of operations and comprehensive loss and credited to the reserves over the vesting period using the graded vesting method, after adjusting for the estimated number of awards that are expected to vest.

The fair value of equity-settled awards is determined at the date of the grant using the Black-Scholes option pricing model. For equity-settled awards to non-employees, the fair value is measured at each vesting date. The estimate of warrant and option valuation also requires determining the most appropriate inputs to the valuation model, including the volatility, expected life of warrants and options, risk free interest rate and dividend yield. Changes in these assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable measure of the fair value of the Company’s options and warrants issued. Management must also make significant judgments or assessments as to how financial assets and liabilities are categorized.

NEW STANDARDS, INTERPRETATIONS AND AMENDMENTS NOT YET EFFECTIVE

The following is an overview of accounting standard changes that the Company will be required to adopt in future years.

IFRS 9 Financial instruments

On July 24, 2014, the IASB issued the complete IFRS 9, Financial Instruments (“IFRS 9”). IFRS 9 introduces new requirements for the classification and measurements of financial assets. Under IFRS 9, financial assets are classified and measured based on the business model in which they are held and the characteristics of their contractual cash flows. The standard introduces additional changes relating to financial liabilities and amends the impairment model by introducing a new “expected credit loss” model for calculating impairment. It also includes a new general hedge accounting standard which aligns hedge accounting ore closely with risk management. IFRS 9 is effective for reporting periods beginning on or after January 1, 2018 and must be applied retrospectively with some exemptions. Management anticipates that this standard will be adopted in the Company’s consolidated financial statements for the period beginning January 1, 2018 and will have an insignificant effect on its consolidated financial statements other than increased note disclosure.

IFRS 15 Revenue from contracts with customers

On May 28, 2014 the IASB issued IFRS 15, Revenue from Contracts with Customers (“IFRS 15”). IFRS 15 deals with revenue recognition and establishes principles for reporting useful information to users of financial statements about the nature, amount, timing and uncertainty of revenue and cash flows arising from an entity’s contracts with customers. Revenue is recognized when a customer obtains control of a good or service and thus has the ability to direct the use and obtain the benefits from the goods or services. The standard replaces IAS 18 Revenue and IAS 11 Construction contracts and related interpretations. IFRS15 is effective for reporting periods beginning on or after January 1, 2018. Management anticipates that this standard will be adopted in the Company’s consolidated financial statements for the period beginning January 1, 2018 and will have an insignificant effect on its consolidated financial statements.

IFRS 16 Leases

On January 13, 2016, the International Accounting Standards Board published a new standard, IFRS 16, Leases, eliminating the current dual accounting model for lessees, which distinguishes between on-balance sheet finance leases and off-balance sheet operating leases. Under the new standard, a lease becomes an on- balance sheet liability that attracts interest, together with a new right-of-use asset. In addition, lessees will recognize a front-loaded pattern of expense for most leases, even when cash rentals are constant. IFRS 16 is effective for reporting periods beginning on or after January 1, 2019. The Company is in the process of assessing the impact of this pronouncement. The extent of the impact has not yet been determined.

Other new standards or amendments are either not applicable or not expected to have a significant impact on the Company’s consolidated financial statements.

FINANCIAL INSTRUMENTS AND RISKS

Operational Risk Factors

Limited Operating History

There is no assurance that VANC will earn profits in the future, or that profitability will be sustained. Operating in the pharmaceutical and biotechnology industry requires substantial financial resources, and there is no assurance that future revenues will be sufficient to generate the funds required to continue VANC business development and   marketing activities. In case VANC does not have sufficient capital to fund its operations, the management may be required to restructure the operations.

Going concern

The assessment of the Company’s ability to execute its strategy by funding future working capital requirements involves judgment. Estimates and assumptions are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

The consolidated financial statements have been prepared on the basis of accounting principles applicable to a going concern which assumes that the Company will continue in operations for the foreseeable future and be able to realize assets and satisfy liabilities in the normal course of business.

Development of Technological Capabilities

The market for VANC’s products is characterized by changing technology and continuing process development. The future success of Company’s business will depend in large part upon our ability to maintain and enhance the Company’s technological capabilities, develop and market products and services which meet changing customer needs and successfully anticipate or respond to technological changes on a cost effective and timely basis. Although we believe that Company’s operations provide the products and services currently required by our customers, there can be no assurance that the Company’s process development efforts will be successful or that the emergence of new technologies, industry standards or customer requirements will not render VANC’s products or services uncompetitive. If VANC needs new technologies and equipment to remain competitive, the development, acquisition and implementation of those technologies and equipment may require us to make significant capital investments.

Economic dependence

The Company currently has licensing arrangements with three manufacturers to purchase, distribute and commercialize their drug molecules in Canada. The Company derives over 85% of its gross sales from four major national distributors for the year ended December 31, 2017. The ability of the Company to sustain operations is dependent on the continued operation of these customers. The launch of new OTC products diversifies the Company’s portfolio and reduces the risk of the economic dependence.

Financial Instruments and Risk Management

The Company’s financial instruments include cash and cash equivalents, accounts receivable, accounts payable, accrued liabilities and asset acquisition liability. The Company’s risk management policies are established to identify and analyze the risks faced by the Company, to set appropriate risk limits and controls, and to monitor risks and adherence to market conditions and the Company’s activities. The Company has exposure to credit risk, liquidity risk and market risk as a result of its use of financial instruments.

The Board of Directors has overall responsibility for the establishment and oversight of the Company’s risk management framework. The Board has implemented and monitors compliance with risk management policies.

Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations and arises primarily from the Company’s cash and cash equivalents and accounts receivable. The Company’s cash and cash equivalents are held through a large Canadian financial institution. The cash equivalent is composed of a guaranteed investment certificate and is issued by a Canadian bank with high investment-grade ratings. The Company does not have financial assets that are invested in asset- backed commercial paper.

The Company performs ongoing credit evaluations of its accounts receivable, but does not require collateral. The Company establishes an allowance for doubtful accounts based on the credit risk applicable to particular customers and historical data.

Approximately 35% of trade receivables are due from one customer at December 31, 2017 (2016 – 35% from one customer).

Pursuant to their collective terms, accounts receivable were aged as follows:

	December 31, 2017	December 31, 2016
	$	$
0 – 30 days past due	156,868	318,371
31 – 60 days past due	75,927	77,158
61 – 90 days past due	61,399	49,492
Over 90 days past due	215,288	373,384
	509,482	818,405

As at December 31, 2017, the allowance for doubtful accounts receivable was $59,045 (2016 – $99,000).

Liquidity risk

Liquidity risk is the risk that the Company will incur difficulties meeting its financial obligations as they are due. The Company’s approach to managing liquidity is to ensure, as far as possible, that it will have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions without incurring unacceptable losses or risking harm to the Company’s reputation.

The Company monitors its spending plans, repayment obligations and cash resources, and takes actions with the objective of ensuring that there is sufficient capital in order to meet short-term business requirements. To facilitate its expenditure program, the Company raises funds primarily through public equity financing. The Company anticipates it will have adequate liquidity to fund its financial liabilities through future equity contributions.

As at December 31, 2017, the Company’s financial liabilities were comprised of accounts payable and accrued liabilities of $302,089 (2016 - $357,342) and asset acquisition liability of $100,000 (2016 - $Nil).

Currency risk

Foreign currency risk is the risk that the fair value or future cash flows will fluctuate as a result of changes in foreign exchange rates. As all of the Company’s purchases and sales are denominated in Canadian dollars, and it has no significant cash balances denominated in foreign currencies, the Company is not exposed to foreign currency risk at this time.

Interest rate risk

Interest rate risk is the risk that fair values or future cash flows will fluctuate as a result of changes in market interest rates. In respect of financial assets, the Company’s policy is to invest cash at floating interest rates and cash reserves are to be maintained in cash equivalents in order to maintain liquidity, while achieving a satisfactory return for shareholders. The Company is not exposed to significant interest rate risk.

RELATED PARTY TRANSACTIONS

Related party transactions are shown below:

	Year ended December 31,
	2017	2016
	$	$
Management and consulting fees	60,010	242,667
Salaries and benefits	132,613	-
Share-based compensation	280,864	-
	473,487	242,667

Management and consulting fees are paid to Mr. Sukhwinder Bob Rai, the Chief Executive Officer for the month of January 2017, Mr. Arun Nayyar, the former Chief Executive Officer and Mr. Eugene Beukman, former Chief Financial Officer and Corporate Secretary.

Salaries and benefits are paid to Mr. Sukhwinder Bob Rai, the Chief Executive Officer.

Share-based compensation relates to 1,975,000 stock options granted to management and directors of the

Company during the year ended December 31, 2017.

All related party transactions were in the normal course of business operations.

OFF-BALANCE SHEET ARRANGEMENTS

The Company does not have any off-balance sheet arrangements, which would require disclosure.

OTHER EVENTS

On January 27, 2017, the Company granted 300,000 stock options at an exercise price of $0.22 with an expiry date of January 27, 2022 to Mr. Sukhwinder (Bob) Rai, CEO of the Company.

On January 27, 2017, the Company cancelled a total of 1,038,750 stock options. On April 15, 2017, a total of 37,500 stock options expired unexercised.

On May 25, 2017, the Company cancelled a total of 300,000 stock options.

On July 20, 2017, the Company granted 150,000 stock options at an exercise price of $0.15 with an expiry date of July 20, 2022 to Mr. Alan Arnstein, a director of the Company.

On August 3, 2017 and August 24, 2017, a total of 275,000 stock options were granted to employees of the Company. Each option can be exercised to purchase one common share of the Company at $0.15 per share for a period of 2 years.

On August 15, 2017, the Company granted 150,000 stock options at an exercise price of $0.15 with an expiry date of August 15, 2022 to Mr. Sherif Gourgui, a director of the Company.

On November 15, 2017, the Company granted 150,000 stock options at an exercise price of $0.15 with an expiry date of November 15, 2022 to Mr. John Papastergiou, to become a member of the board of directors of the Company and subsequently resigned. As of the date of this report, these stock options remain outstanding.

On November 27, 2017, the Company closed a private placement and issued 4,850,000 units at a price of $0.15 per unit for gross proceeds of $727,500. Each unit consisted of one common share and one share purchase warrant entitling the holder thereof to acquire additional common share of the Company at a price of $0.20 per share until November 27, 2022. The Company paid finder’s fees of $3,300 in cash and issued 22,000 finder’s warrants valued at $3,404. The finder’s warrants are exercisable to purchase one common share of the Company at $0.20 per share until November 27, 2022.

On December 8, 2017, a total of 1,395,000 stock options were granted to management, directors, employees and consultants of the Company. Each option can be exercised to purchase one common share of the Company at

$0.28 per share for a period of 5 years.

On December 8, 2017 and December 15, 2017, a total of 2,274,000 warrants were exercised at $0.20 per warrant for gross proceeds of $454,800.

In January and April 2018, the Company issued 2,591,500 common shares related to 2,591,500 warrants with an exercise price of $0.20 being exercised for gross proceeds of $518,300.

On February 2, 2018, the Company granted 150,000 stock options at an exercise price of $0.35 with an expiry date of February 2, 2022 to Mr. Dong Shim, Chief Financial Officer of the Company.

On April 3, 2018, the Company granted 200,000 stock options at an exercise price of $0.24 with an expiry date of April 3, 2022 to Dr. Robert Sindelar, a director of the Company.

On April 15, 2018, the Company issued 3,030,303 share purchase warrants entitling the holder to acquire an additional common share of the Company at a price of $0.33 per share until April 15, 2020.

On April 27, 2018, the Company issued 880,000 common shares related to the acquisition of HealthTab.